October 7, 2019

Pei Xu
Chief Financial Officer
Zhongchao Inc.
Nanxi Creative Center, Suite 218
841 Yan' An Middle Road
Jing' An District
Shanghai, China 200040

       Re: Zhongchao Inc.
           Draft Registration Statement on Form F-1/A
           Amended on September 27, 2019
           CIK 0001785566

Dear Ms. Xu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1/A, amended on September 27, 2019

Prospectus Summary , page 13

1. We note your response to prior comment one. Please revise to clarify that the second chart represents your corporate legal structure and subsidiaries upon completion of the offering, as opposed to as of the date of the prospectus.
Notes to Consolidated Financial Statements
Organization and Principal Activities, page F-8

2. We note your response to prior comment 9. Please expand your disclosures on page F-8
 Pei Xu
Zhongchao Inc.
October 7, 2019
Page 2
      to describe that HF Capital acquired a total of 1,350,068 Class A Ordinary Shares in
      Zhongchao Shanghai of which 675,068 shares were committed to be issued, and the remaining amount was acquired from an existing shareholder. Also, since your response indicates that 675,000 of the 1,350,068 Class A Ordinary Shares were acquired from an existing shareholder, it is unclear why the table on page F-9 reflects all 1,350,068 Class A
      Ordinary Shares as "committed to be issued to the investor" as of December 31, 2017 and
      2018. Please advise or revise your filing accordingly.
2. Summary of Significant Accounting Policies
(o) Revenue recognition, page F-16

3. Please revise to disclose your accounting policies for cost of revenues, similar to the discussion you provide on page 72.
4. You disclose on page 72 that cost of revenues includes professional service fees charged by experts who provide offline seminars. Please explain the role of any third parties involved in providing services in connection with your offline or online courses and explain how you determined that revenue should be reported on a gross basis. Please refer to ASC 606-10-55-36 through 40 and 606-10-50-12(c).
5. We note your response to prior comment 12. For both online and offline courses, please revise to disclose the services you combined into a single performance obligation and the significant judgments involved in arriving at that conclusion. Please refer to ASC 606-10-
      50-17.
16. Stock Based Compensation, page F-32

6. We note your response to prior comment 13. Please expand your disclosure to describe your accounting treatment for the stock dividend. Further, please revise your shareholders' equity statement on page F-5 to indicate that the shares and per share data were retroactively adjusted to reflect this transaction.
       You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Lisa Etheredge,
Staff Accountant, at 202-551-3424, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415,or
Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                            Sincerely,
FirstName LastNamePei Xu
                                                            Division of
Corporation Finance
Comapany NameZhongchao Inc.
                                                            Office of Trade &
Services
October 7, 2019 Page 2
cc:       Arila Zhou
FirstName LastName